April 9, 2007

Robert Lamont, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Request for Acceleration of the Effective Date of Registration Statement
Fidelity Rutland Square Trust II (SEC File Nos. 333-139427/811-21991)

Dear Mr. Lamont:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fidelity Rutland Square Trust II (the “Registrant”) and Fidelity Distributors Corporation (“FDC”), the distributor of shares of beneficial interest of the Registrant, hereby jointly and respectfully request that the effective date of the Registrant’s Registration Statement that was most recently amended by Pre-Effective Amendment No. 2, filed with the Securities and Exchange Commission on April 9,  2007, be accelerated to the earliest practicable time on April 12, 2007.  The Registrant and FDC are aware of their obligations under the Act.

Should you have any questions, please feel free to contact the undersigned at 617.563.7000, or if you prefer, Julien Bourgeois of Dechert LLP at 202.261.3351 or Anthony Zacharski of Dechert LLP at 860.524.3937.

Sincerely,

Fidelity Rutland Square Trust II

By:	/s/ Mark Osterheld

Name:	Mark Osterheld
Title:	President and Treasurer

Fidelity Distributors Corporation

By:	/s/ J. Gregory Waas

Name:	J. Gregory Waas
Title:	Assistant Treasurer

cc:	Joseph R. Fleming, Esq.